

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2023

Pablo Manuel Vera Pinto
Chief Financial Officer
Vista Energy, S.A.B. de C.V.
Pedregal 24, Floor 4
Colonia Molino del Rey, Alcaldía Miguel Hidalgo
Mexico City, 11040
Mexico

> **Re: Vista Energy, S.A.B. de C.V.**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **Filed April 24, 2023**
> **File No. 001-39000**

Dear Pablo Manuel Vera Pinto:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation